The George Putnam Fund of Boston - 001



Results of September 12, 2002 Putnam Balanced Fund shareholder meeting
(Unaudited)

A meeting of shareholders of the fund was held on September 12, 2002. At the meeting, a proposal recommending an Agreement and Plan of Reorganization and the transactions contemplated thereby, including the transfer of all of the assets of Putnam Balanced Fund to The George Putnam Fund of Boston in exchange for the issuance and delivery of shares of beneficial interest of The George Putnam Fund of Boston and the assumption by The George Putnam Fund of Boston of all of the liabilities of Putnam Balanced Fund, and the distribution of such shares to the shareholders of Putnam Balanced Fund in complete liquidation of Putnam Balanced Fund, was passed as follows: 20,881,923 votes for, 1,709,618 votes against, with 174,257 abstentions and broker non-votes.



Results of September 12, 2002 Putnam Balanced Retirement
Fund shareholder meeting
(Unaudited)

A meeting of shareholders of the fund was held on September 12, 2002. At the meeting, a proposal recommending an Agreement and Plan of Reorganization and the transactions contemplated thereby, including the transfer of all of the assets of Putnam Balanced
Retirement Fund to The George Putnam Fund of Boston in exchange for the issuance and delivery of shares of beneficial interest of The George Putnam Fund of Boston and the assumption by The George Putnam Fund of Boston of all of the liabilities of Putnam
Balanced Retirement Fund, and the distribution of such
 shares to the shareholders of
Putnam Balanced Retirement Fund in complete liquidation of Putnam Balanced Retirement
Fund, was passed as follows: 39,090,533 votes for, 4,820,103 votes against, with
2,779,042 abstentions and broker non-votes.